Mail Stop 6010

January 16, 2008

Kenneth S. Boger
Senior Vice President and General Counsel
Vertex Pharmaceuticals Incorporated
130 Waverly Street
Cambridge, Massachusetts 02139

> **Re: Vertex Pharmaceuticals Incorporated**
> **Definitive Proxy Statement**
> **Filed April 12, 2007**
> **File No. 000-19319**

Dear Mr. Boger:

We have reviewed your response letter dated October 23, 2007 and have the following comments. Please respond to our comments by January 30, 2008 or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

1.   We note from the first paragraph of your response to prior comment 4, in the sentence which begins "[f]or example," you have provided additional detail regarding the company-wide goals that were established in order for the named executive officers to earn their respective annual cash bonus and equity awards. Please confirm that, in addition to the greater detail that you have undertaken to make with respect to the difficulty of achieving the annual performance goals, your future filings, to the extent applicable, will include at least as much detail as you have provided in the portion of your response that we have noted and that you will provide all information with respect to these goals that is material to your shareholders' understanding of your compensation policies and decisions with respect to your named executive officers.

2.   We note your response to prior comment 7. Please confirm that you will include the disclosure in your future filings, as applicable, that was requested by that comment to the extent that it could affect a fair understanding of any of the named executive officer's compensation for the last fiscal year. In addition, for each specific target that you believe you have a basis to omit, please provide us with a more detailed analysis of how disclosure of the specific quantitative or qualitative

company-wide and individual performance goals would result in competitive harm. Disclosure in the proxy statement and your response suggests that there may be a significant number of company-wide and individual performance goals, yet your response only makes a brief competitive harm argument as to those performance goals that you deem to be trade secrets and does not provide a competitive harm argument as to the subset of performance goals you do not consider to be confidential trade secrets. Identify in a response letter to us the specific company-wide and individual goals you consider to be trade secrets and explain in detail how a competitor could either use such information to cause you commercial harm or derive other information from such goals that could then be used to negatively impact the company. Provide a similar discussion for those goals you do not consider to be confidential trade secrets, such as financial objectives and as noted on page 15 of your disclosure, "other aspects of company performance that [you] believe drive stockholder value."

3.   We note your responses to prior comments 5 and 7. Item 402(b)(2)(vii) of Regulation S-K requires that a company disclose, if material, how specific forms of compensation are structured and implemented to reflect a named executive officer's individual performance and/or individual contribution. As part of this, a company must identify the elements of individual performance and/or contribution that are taken into account. As such, to the extent material, you need to describe each of the individual performance goals that were in place for each named executive officer and how each named executive officer actually performed relative to such individual goals. Please confirm you will do so in future filings.

4.   We note your response to prior comment 9 and we disagree with your conclusion that disclosure of the specific target prices in the proxy statement would not be material to your shareholders' understanding of the level of executive compensation. Please either confirm you will disclose in future filings the specific target prices or provide us with the competitive harm analysis requested in prior comment 9.

5.   We note your response to prior comment 11. While we appreciate the concern that inclusion of the definitions of the referenced legal terms in the proxy statement may potentially complicate your disclosure, referring your shareholders to the applicable agreement with each named executive officer for the meanings of such terms is not consistent with the guidelines discussed in Section VI of Commission Release 33-8732A. However, in light of your concerns, it would appear appropriate to follow the guidelines in the Commission Release regarding use of a glossary. In future filings, please include the meanings of the defined terms in a glossary or other section of your document rather than referencing your shareholders to the agreements that have been previously filed with the

Commission. To mitigate your concerns, consider including such glossary in a section other than your compensation discussion and analysis, but clearly refer your shareholders to that section.

If you have any questions, please contact me at (202) 551-3635.

Sincerely,

Tim Buchmiller
Senior Attorney